Mail Stop 3561

November 14, 2007

AFC Enterprises, Inc.
H. Melville Hope, III-Chief Financial Officer
5555 Glenridge Connector, NW
Suite 300
Atlanta, Georgia 30342

Re: **AFC Enterprises, Inc.**
                Form 10-K for the year ended December 31, 2006
                Filed March 14, 2007
                File No. 000-32369

Dear Mr. Hope:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2006

Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

1. You state that you are subject to mandatory repayments of up to 25% or 50% of consolidated excess cash flows in situations when consolidated cash flows for the year and the total leverage ratio exceed specified amounts. In this regard, it appears that these terms could have a significant impact on your consolidated cash flow. As such, please revise your disclosure in future filings to disclose the "specified amounts."

Contractual Obligations, page 37

2. Based on your disclosures beginning on page F-23, we note that certain of your supply agreements include minimum volume purchase commitments and the estimated minimum level of purchases required in the next several years are highly material amounts. Therefore, it appears that you should revise the contractual obligations table, in future filings, to include these amounts. In addition, a footnote to the table should discuss any material termination, renewal or adjustment provisions under these purchase obligation commitments. Please refer to the guidance in FR-67 (Release No 33-8182) and revise accordingly.

Consolidated Financial Statement

Note 2- Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

3. During the second quarter of your 2006 fiscal year, you purchased all the assets of three franchised restaurants that were previously consolidated as variable interest entities. Subsequently, you sold of two of those restaurants for a net gain of $1.4 million and closed a third. Based on your disclosures, it appears that the sale and closure of these restaurants had a material impact on your financial statements. As such, please provide us with the following information:
    a) A detailed description of how you accounted for both the acquisition and subsequent disposal of the aforementioned restaurants;
    b) The timing of each transaction;
    c) A summary of the entries recorded at each stage of the transaction;
    d) How management determined that SFAS 66 applied the sales transactions and whether its prevalent industry practice to apply SFAS 66 for these type transactions;

      e) Your consideration to other accounting literature for measurement and recognition of the sale of these disposal groups (e.g. SFAS 144, etc.);

      f) Any differences in measurement and recognition from using SFAS 66 as compared to other accounting literature (e.g. SFAS 144, etc.); and

      g) Whether you recognized an impairment of assets in relation to the restaurant closure and where it was recorded.

Your response should be detailed and should also address each point separately.

<u>Note 15- Commitments and Contingencies, page F-23</u>

4. Reference is made to the last paragraph under supply contracts on page F-24 where you state that pursuant to terms of the long-term beverage supply agreement you are provided with marketing rebates based upon a dollar volume of purchases. Please tell us the nature of these arrangements and whether you are following the guidance in EITF 02-16. We also believe that a significant accounting policy for vendor(marketing) rebates should be included in Note 2 that clearly describe (i) the nature of the arrangements; (ii) the accounting treatment accorded these arrangements including its recognition and measurement provisions; and (iii) the financial statements accounts impacted in accounting for these arrangements. Please advise and revise accordingly.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph Foti
S.A.C.A.